THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

January 9, 2006

Mary K. Fraser, Esq. and Ms. Keira Ino

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

Timberline Resources Corporation.

FORM 10SB/Amendment Number 1

Your File Number 000-51549

Dear Mses. Fraser and Ino:

In response to your letter dated October 27, 2005 (the “Comment Letter”), I hereby submit Form 10SB12G/A for Timberline Resources Corporation via EDGAR transmission.  An officer of the Registrant will be sending you, by overnight delivery, both redline and clean hard copies exactly as filed via EDGAR.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the general comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition, to changes responsive to the comments, the financial statements have been updated up to and including September 30, 2005, the text has been updated to include the most recent events effecting the Registrant, there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text, and the dates and financial information in the text have been changed to correspond to the updated financial statements, where appropriate.

1. An explanation of the term “early to mid-stage mineral exploration prospects” has been inserted to what is now the second paragraph in the “Our Objective” section.

2. This sentence has been deleted since it was unnecessary.

3. Environmental concerns are addressed in a new section entitled “Overview of Regulatory Issues” immediately following the “Our Objective” section.

4. A discussion regarding the State of Montana’s state-wide ban on cyanide mining has been has been included in the last paragraph of the “Our Objective” section and as a final paragraph in the “Summary of Exploration Projects” of Part I, Item 3.

5. An explanation of an “unpatented mining claim” has been included in this paragraph.

6. The basis for the claim that management has “abundant experience” has been inserted in this the third paragraph of this section.

Mses. Frasier and Ino /Timberline Resources Corporation

January 9, 2005

7. A clarification regarding property ownership has been added here, as well as reference to the Exhibits containing the actual agreements, where appropriate.

8. Revisions of the text have been added to this paragraph explaining the Registrant’s procedure in evaluating a property’s potential.

9. An explanation of how “larger” companies utilize “smaller” companies and the distinction between them has been added in this paragraph.

10. An explanation of the “reasonableness” of projected costs and the probability of success has been inserted here.

11. The following websites are sources of statistical information regarding the gold and silver markets including information regarding market share and prices. The copper section of the text does not contain detailed supply and demand information because reliable data is not readily available. The websites are: http://www.kitcometals.com, http://www.lme.co.uk, http://www.gfms.co.uk/index.htm, http://www.silverinstitute.org and http://www.silverinstitute.org/supply/index.php#demand.

12. An explanation of an Exchange Traded Fund and “producer dehedging” and “central bank dishoarding” has been added where appropriate.

13. References to “market analysts have forecast...” and “some market analysts believe…” have been replaced with “Management believes…” or other similar phrases.

14.  Terms in the Glossary that are not actually used in the body of the document have been deleted. In addition, at the first or second instance (as appropriate) a defined term is used in the document, it is also defined. In some cases, when the first instance a term is used occurs before the “Glossary of Certain Terms” section, its initial definition has been inserted at the first occurrence after the “Glossary…” section. Finally, certain definitions that I believed to be commonly known (such as “rotary drill”, “royalty” and “sample”) have been deleted.

15.  The first paragraph of this risk factor has been expanded to clarify the permit status and the need, if any, for future permits.

16. The last paragraph of this risk factor has been expanded to address the potential liability, etc. to the Registrant of unknown environmental hazards.

17.   A new second paragraph has been added under this risk factor regarding the Registrant’s competition, etc. and some revisions have been made to what is now third paragraph. However, please be aware that the number of competitors that the Registrant has within the mineral exploration industry is not possible to quantify with any reasonable exactness. There are hundreds, if not thousands, of public and private companies that are actively engaged in mineral exploration.  The Registrant includes as some of its competitors within the mineral exploration industry similar public companies listed on both the Toronto Stock Exchange and the OTC Bulletin Board. We have now included a few of these smaller public companies as competitors in this risk factor.  Since the mineral exploration sphere is so diverse, it is almost impossible to identify specific primary competitors.

Mses. Frasier and Ino /Timberline Resources Corporation

January 9, 2005

As indicated in the revised third paragraph of this risk factor, the Registrant attempts and will attempt to compete primarily through the knowledge and experience of its principal officers.

18.  The first paragraph of this risk factor has been revised to address this comment regarding the risk of possible challenges to the Registrant’s rights to its resource properties.

19. The first paragraph of this risk factor has been revised to indicate that Director Dirsksen is the one officer and/or director to have a possible conflict in connection with services he may provide to competitors in his position as a geological consultant.

20. This comment is not accurate. None of the Registrant’s directors own a management or drilling services business. John Swallow is an independent investor and the owner- operator of a real estate appraisal firm. Eric Klepfer owns and operates an environmental consulting company. Tom Gurkowski owns and operates a tax return preparation service. Stephen Goss is employed by the State of Washington as fully described in the biography section of the Form 10SB.

21.  The Registrant has recently adopted a simple code of ethics that addresses the area of conflicts of interest. The “Conflicts of Interest” section of the Form 10SB has been revised to include this as well as to indicate that other corporate governance measures have not been adopted, why, and when they can be expected to be established.

22. In the interest of clarity, this last sentence has been deleted.

23. This section has been revised to include a table setting forth the Registrant’s estimated financial commitments for the next 12 months. As now indicated in the last sentence of the introductory paragraph of the “Overview” of this Item No. 2, it is management’s opinion that a table setting forth the Registrant’s commitments beyond 12 months would not be meaningful and perhaps misleading. The Registrant’s activities will depend outside funding (equity or debt), the success or failure of exploration efforts, and the presence or absence of other exploration opportunities. Since the Registrant is unlikely to produce any revenue in the short term, until such time, its funding will be derived from outside funding, if available.

24. An explanation of why projects that have a prior exploration history can be good prospects for the Registrant has been added to the first paragraph of the “Summary of Exploration Prospects” section of Item 3, Part I, “Description of Property”.

25. A discussion about the impact of Montana’s ban on cyanide mining and its none impact on the Registrant has been added as a second paragraph in the “Summary of Exploration Prospects” section of Item 3, Part I, “Description of Property”. See also, my response number 4, above.

26. The “Description of Property” section has now been modified somewhat, including the addition of definitions, in an attempt to simplify the language. However, geology really cannot be put into “plain language”. We have attempted to make the descriptions understandable to those with a basic understanding of science. Management believes that to “dumb-down” any further would be inappropriate and misleading to the reader. Note 3 in the financial statements to which you refer only deals with the terms of the various agreements related to the properties and does not discuss the geology of the properties.

Mses. Frasier and Ino /Timberline Resources Corporation

January 9, 2005

27. A discussion of the material terms of the agreements covering each property was already in this section (i.e. “Description of Property”). However, we have revised each description in this section to mirror almost exactly the language of the corresponding footnote to the financial statements and, in each case, made reference to the Exhibit containing the relevant property agreement.

28. A new category (“Work Completed to Date”) has been added to each property subsection of the “Description of Property” section. In each case, it describes the work completed and the cost of such work.

29. Two maps of the location of the properties discussed in this section, as suggested by the Staff, have been inserted here.

30. This statement about the available data in connection with the Snowstorm Prospect has been eliminated as was suggested by the Staff.

31. The definition of an “earn-in” agreement has been inserted in the first paragraph of the “Snowstorm Prospect” section, as well as earlier in the fifth paragraph of the “Our Objective” section of Part I, Item I.

32. The biographical information for each officer and director has been revised as requested.

33. Mr. Swallow’s biography also has been revised to explain the term, “junior equity markets” and to eliminate the statement about his “wide-ranging experience…” Also, please note that effective January 1, 2006, Mr. Swallow became the Chief Executive Officer of the Registrant.

34.  Mr. Goss’s biography has been amended to explain the terms, “landman” and “right of way agent”, and now clearly indicates that he is currently employed by the State of Washington.

35. The “Conflicts of Interest” section under Part I, Item 5 (Directors, Executive Officers, Promoters and Control Persons) now includes an approximation of the number of hours each week each executive officer (Messrs. Swallow, Goss and Gurtowski) will devote to the affairs of the Registrant.

36. This same “Conflicts of Interest” section has been expanded to address the potential conflicts that may exist between the officers and/or directors and the Registrant. This is also addressed in the Risk Factors section of the Form 10SB. (See responses herein, numbers 19 – 21, above). In regard to the potential conflicts, please be advised that Mr. Swallow has not been a director of Sterling Mining Company since his resignation in November 2003. He was never an employee of that company nor is he currently a shareholder of it. In regard to Mr. Klepfer, he owns and operates a consulting firm that specializes in environmental permitting issues. He has never performed any of those consulting services for the Registrant.

37. Mr. Dircksen is the only officer or director who provides his professional services to the Registrant.  This  has  been addressed in a new second  paragraph that has been added to the  “Conflicts of Interest” section of Part I, Item 5, as is the reference to the attached copy of his consulting agreement (Exhibit 10.12). The consulting agreement was already summarized in the last paragraph of Mr. Dircksen’s biography and in Part I, Item 5 (“Executive Compensation-The Dircksen Agreements”).

38. The new sixth and seventh paragraphs of Part I, Item 7, “Certain Relationships and Related Transactions” have been added to provide the required disclosure regarding the two loans from Mr. Swallow’s LLC to the Registrant. The second loan (December 1, 2005) for $100,000 was reduced to writing after the initial filing of this Form 10SB.

Mses. Frasier and Ino /Timberline Resources Corporation

January 9, 2005

39. The fourth paragraph of Part I, Item 7, “Certain Relationships and Related Transactions” now contains the requested disclosure regarding the Registrant’s relationship with Western Goldfield. Similarly, the third paragraph now contains the same disclosure regarding D. Miller, H. Adams and Sedi-Met. Also, the first paragraph now includes an explanation of why warrants were issued to Cougar Valley, LLC.

40. The ninth paragraph of this section has been revised to provide the requested information regarding Mr. Ebisch and the State of Idaho Mineral Lease for the Spencer property. Also, note that this section also now includes information about the Registrant entering into a letter of intent to purchase a 60% interest Kettle Drilling, Inc. from its principal shareholders, with an option to acquire the remaining 40% interest.

41. A table has been added to the last paragraph of this section identifying each director who received consulting fees and the amount received by each during 2004 and 2005.

42. A new audit report covering the September 30, 2005 audit has been included and the appropriate language in the second paragraph has been corrected.

43. The disclosure has been corrected to reflect the number of options outstanding.

44. At present, the Company does not have appropriate supporting reserve studies to determine the existence of commercially mineable deposits and all properties currently held are in the exploration stage to determine any future reserves.

45. The required disclosure has been added to “NOTE 10 – INCOME TAXES” wherein other required disclosures are included.

46. The terms of the lease call for an up-front payment consisting of debt forgiveness and cash, with future annual lease payments of $5,000.  In connection with this, Staff Accounting Bulletins 101 and 104 lists 4 criteria for revenue recognition:

a

Persuasive evidence of an arrangement exists (Concepts Statement 2 paragraph 63;

b

Delivery has occurred or services have been rendered (Concepts Statement 5 paragraph 84(a), (b), and (d);

c

The seller’s price to the buyer is fixed and determinable (Concepts Statement 5 paragraph 83(a), etc); and

d

Collectibility is reasonably assured (ARB 43, Chapter 1A)

Under these criteria, the initial payment of approximately $87,000 is properly recognized as lease income in the current year.  There is a lease document which details the first year payment (non-refundable at any time) and the subsequent annual payments of $5,000 (evidence of existence).  The subsequent payments will be recognized each year as lease income.  The Company (Timberline) has no right to use the land during the lease terms and the buyer has all rights to the land (delivery has occurred).  Again, there is a lease document outlining the fee terms (fixed and determinable), and the Company has received the cash of $19,600 and notice that the debt and interest have been forgiven (collectibility is reasonably assured).  The initial payments were not a prepayment of the revenue under the lease and are separate components of the agreement not dependent in the term of the agreement.

Mses. Frasier and Ino /Timberline Resources Corporation

January 9, 2005

47.  When the Company temporarily changed the strike price on the warrants in January 2005, they analyzed the change in the warrant value.  Originally warrant value was $0.28 per share, or $99,052.  Using the updated information for the temporary price reduction (a strike price of $0.40, and current equity price of $0.60, a risk-free interest rate of 5%, volatility of 18.3% and a term of 30 days) the value of the warrants is $0.20 per share, or $71,400.  Since the revaluation is below the originally recorded value, no adjustment is required.  The note has been expanded to include this explanation.

Very truly yours,

/s/ Thomas E. Boccieri

THOMAS E. BOCCIERI

Enclosure

TEB:ml

cc:

Stephen Goss

John Swallow